UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal Year Ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________

Commission file number 000-18561

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

AMERICANWEST BANK

PROFIT SHARING 401(K) PLAN

(formerly AmericanWest Bancorporation Profit Sharing 401(k) Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AmericanWest Bancorporation

9506 North Newport Highway

Spokane, Washington 99218-1200

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedule

AmericanWest Bank 401(k) Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002.

2.	Exhibits

Exhibit 23.1 – Consent of Independent Public Accountants
Exhibit 99.1 – Certification
Exhibit 99.2 – Certification

AMERICANWEST BANK

(formerly United Security Bancorporation)

PROFIT SHARING 401(k) PLAN

INDEPENDENT AUDITOR’S REPORT

and

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

INDEPENDENT AUDITOR’S REPORT

To the Board of Trustees

AmericanWest Bank

Profit Sharing 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the AmericanWest Bank Profit Sharing 401(k) Plan, formerly United Security Bancorporation Profit Sharing 401(k) Plan, as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    MOSS ADAMS LLP

Everett, Washington

July 9, 2003

AMERICANWEST BANK

(formerly United Security Bancorporation)

PROFIT SHARING 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2002	2001
ASSETS
Investments, at fair value
Mutual funds	$1,822,098	$1,761,052
Employer’s common stock	163,975	68,595

	1,986,073	1,829,647

RECEIVABLES
Employer contributions	13,590	12,189
Participants’ contributions	36,291	30,606

	49,881	42,795

NET ASSETS AVAILABLE FOR BENEFITS	$2,035,954	$1,872,442

See accompanying notes.	2

AMERICANWEST BANK

(formerly United Security Bancorporation)

PROFIT SHARING 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED DECEMBER 31,
	2002	2001	2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net depreciation in fair value of investments	$(304,613)	$(225,858)	$(85,095)
Interest and dividends	6,298	4,053	24,343

	(298,315)	(221,805)	(60,752)
Less investment expenses			(17,526)

	(298,315)	(221,805)	(78,278)

Contributions
Employer	184,964	165,119
Participants’	474,442	407,134	305,712
Rollovers from qualified plan	12,901		984

	672,307	572,253	306,696

Total additions	373,992	350,448	228,418

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	210,480	323,690	346,500

INCREASE (DECREASE) IN NET ASSETS	163,512	26,758	(118,082)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,872,442	1,845,684	1,963,766

End of year	$2,035,954	$1,872,442	$1,845,684

3	See accompanying notes.

AMERICANWEST BANK

(formerly United Security Bancorporation)

PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1—Description of the Plan

The following description of the AmericanWest Bank Profit Sharing 401(k) Plan, formerly, United Security Bancorporation Profit Sharing 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. In March 2001, United Security Bank changed its name to AmericanWest Bank. During 2002 the Plan name changed to the AmericanWest Bank Profit Sharing 401(k) Plan.

General—The Plan is a defined contribution plan sponsored and administered by an outside third party. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has two features: a profit sharing feature and a salary deferral feature, commonly known as a 401(k) plan.

Participation and vesting—The Plan generally covers all full-time employees of AmericanWest Bank (Bancorporation) who have completed 1,000 hours of service and who have attained at least 18 years of age. Participants gain 20% vesting of the profit sharing each year after two completed years of service, and become 100% vested after six years of service. All 401(k) employee contributions are immediately 100% vested.

Contributions—Profit sharing contributions are made from Bancorporation profits at the discretion of the Bancorporation. The 401(k) feature of the Plan allows participants to make contributions, through salary reduction, up to the maximum provided under the Internal Revenue Code regulations. The Bancorporation made contributions of $184,964 during 2002, $165,119 during 2001 and $0 during 2000.

Participant accounts—Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bancorporation’s contribution, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of benefits—Participants entitled to distributions due to retirement, death, disability, or termination of employment have the option of receiving a lump-sum payment or periodic payments which meet the requirements of the Internal Revenue Code.

Plan termination—Although it has not expressed any intent to do so, the Bancorporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Basis of accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

AMERICANWEST BANK

(formerly United Security Bancorporation)

PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2—Summary of Significant Accounting Policies

Investment valuation and income recognition—The Plan’s investments are stated at fair value based on quoted market prices. Mutual funds are valued at the net asset value of shares held by the plan at year end.

The Plan uses a unitized investment to hold the employer’s common stock. Under unitization the investment keeps a cash position of approximately 10% of the total investment to retain liquidity for exchanges and redemptions.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of benefits—Benefits are recorded when paid.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties—The Plan provides for various investment options in combinations of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 3—Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 30, 2001 that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

AMERICANWEST BANK

(formerly United Security Bancorporation)

PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4—Investments

Individual investments that represent 5% or more of net assets available for benefits are as follows:

	2002	2001
AIM Balance Fund A	$153,186	$138,645
AIM Basic Value Fund A	$234,217	$246,983
American Funds New Economy Fund A	$218,023	$243,649
American Funds Europacific Growth Fund A	$269,692	$262,731
AIM Cash Reserves Shares	$290,138	$262,957
AIM Blue Chip Fund A	$251,125	$266,766
AIM Aggressive Growth Fund A	$336,117	$312,677
Employer Common Stock	$163,975	$68,595

During 2002, 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated, respectively, as follows:

	YEARS ENDED DECEMBER 31,
	2002	2001	2000
Mutual funds	$(333,973)	$(230,307)	$(42,612)
Employer common stock	29,360	4,449	(42,483)

	$(304,613)	$(225,858)	$(85,095)

Note 5—Related Party Transactions

During 2002, 2001 and 2000, the Bancorporation paid and provided certain administrative and accounting fees on behalf of the Plan.

SUPPLEMENTAL SCHEDULE

AMERICANWEST BANK

(formerly United Security Bancorporation)

PROFIT SHARING 401(k) PLAN

E.I.N. 91-1259511, PLAN NUMBER 002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

(a)	(b) IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	(d) COST**	(e) CURRENT VALUE
*	Matrix Capital Bank	Money Market Fund		$7,602

	AIM Balance Fund A	Mutual fund		153,186
	AIM Basic Value Fund A	Mutual fund		234,217
	American Funds New Economy Fund A	Mutual fund		218,023
	American Funds Europacific Growth Fund A	Mutual fund		269,692
	AIM Cash Reserve Shares	Money Market Fund		290,138
	AIM Blue Chip Fund A	Mutual fund		251,125
	AIM Aggressive Growth Fund A	Mutual fund		336,117
	American Fund Bond Fund A	Mutual fund		61,998

*	American West Bancorporation (formerly United Security Bancorporation)	Common stock		163,975

				$1,986,073

*	A party in interest as defined by ERISA
**	Cost omitted with respect to participant directed transactions under an individual account plan.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICANWEST BANK 401(k) PLAN

Date: July 15, 2003
	By:	/s/ Wesley E. Colley
Wesley E. Colley
President and Chief Executive Officer,
Plan Sponsor and Plan Administrator

Date: July 15, 2003
	By:	/s/ C. Tim Cassels
C. Tim Cassels
Vice President & Chief Financial Officer,
Plan Sponsor and Plan Administrator

EXHIBITS

Exhibit 23.1 – Consent of Independent Public Accountants

Exhibit 99.1 – Certification

Exhibit 99.2 – Certification